RAINCHIEF ENERGY INC

Management’s Discussion and Analysis of Financial Conditions
And Results of Operations (“MD&A”)

For The Three and Six Months Ending June 30, 2012

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

This report is dated August 28, 2012

The following discussion and analysis prepared as at August 28, 2012, explains trends in the financial condition and results of operations of Rainchief Energy Inc. (“REI” or “the Company”) for the three months ended June 30, 2012 as compared to the same period in 2011. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2011. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with International Financial Reporting Standards. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include, but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect REI’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, REI is able to finance future acquisitions on reasonable terms; and that REI maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. REI undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

Overview

The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at 885 West Georgia Street Suite 1500, Vancouver, British Columbia V6C 4E8, telephone (604) 601-2070. The Company does not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On September 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. The Company is listed as a fully reporting issuer on the FINRA OTC bulletin board and is traded under the symbol “RCFEF”.

The Company is an energy exploration company focused on the identification and evaluation for acquisition of energy assets worldwide. The Company is currently seeking to acquire an ownership interest in a conventional oil, heavy oil and/or alternative energy project, and implement a strategic financial and development program in order to generate revenue from these assets.  The Company will also seek out opportunities to partner with other companies in order to participate in larger energy projects.

Organization Structure

As of the date of this report the Company has two wholly-owned subsidiaries. Jaydoc Capital Corporation was acquired on December 22, 2010. Rainchief Renewable-1 SRL was incorporated under the laws of the Republic of Italy.

Recent corporate developments

During the period commencing on January 1, 2012, the Company experienced the following corporate developments:

Private Placements

On January 17, 2012, the Company completed a private placement of 330,000 shares at US$0.03 per share raising gross proceeds of $10,362 (US$9,900) and a private placement of 1,000,000 units at US$0.03 per share, raising gross proceeds of $30,702 (US$30,000). Each unit consists of one common share and one warrant exercisable into one common share at US$0.03 per share until December 31, 2013.  The subscription proceeds of $41,064 (US$39,900) were received in 2011.

Repurchase and Cancellation of Units

On March 2, 2012, the Company repurchased 1,100,000 units at US$0.02 per unit for a total cost of US$22,000.  These units were initially issued in a private placement completed in May 2010 at a subscription price of US$0.02 per unit.  Each unit consisted of one common share and one warrant exercisable into one common share at US$0.02 per share until March 30, 2015.  These units were returned to treasury and subsequently cancelled. The Company recorded a loss of $372 in connection with the repurchase of the units.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

Shares issued pursuant to the exercise of Share Purchase Warrants

In February and March 2012, the Company issued a total of 1,650,000 common shares upon the exercise of share warrants at an exercise price of US$0.02 per share for total gross proceeds of US$33,000.

In May 2012, the Company issued a further 550,000 common shares upon the exercise of share warrants at an exercise price of US$0.02 per share for total gross proceeds of US$11,000.

Shares issued pursuant to a Directors’ Resolution

On March 21, 2012, pursuant to a Directors’ Resolution, the Company issued 200,000 post-consolidation shares to the President of the Company and a person related to the President of the Company (the Parties). The Parties purchased 2,000,000 shares in the Company during 2002. In 2006 the Company filed a Form 20-F and registered with the United States Securities and Exchange Commission as a Foreign Private issuer. At that time, as a result of a clerical oversight the share certificates evidencing the purchase of the purchase of the shares by the Parties were not recorded by the share transfer agents. The Company consolidated its share capital on the basis of one new common share for every ten old common shares on March 22, 2010. Having been satisfied that the Company had received valuable consideration for the common shares from the Parties in 2002, the Directors authorized the issuance of the share certificates to the Parties as evidence of their ownership of the shares and to accurately reflect the number of common shares outstanding.

Shares issued as compensation to Directors

On April 17, 2012, the Company issued 750,000 shares at a price of US$0.13 per share to the directors of the Company as compensation for services rendered to the Company.

Promissory notes

In March 2012, the Company issued promissory notes totalling $67,779 (US$68,000) including US$17,000 to a company controlled by a Director (also an Officer) of the Company.  The notes are non-interest bearing, unsecured, and have a maturity date of December 31, 2013.  The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to December 31, 2013 and shall bear interest at 3% per annum compounded annually should the notes default.

In April and May 2012 the Company issued additional promissory notes totaling $49,484 (US$49,500). The notes are non-interest bearing, unsecured, and have a maturity date of December 31, 2013.  The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to December 31, 2013 and shall bear interest at 3% per annum compounded annually should the Company default on the notes.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

Weber City Prospect farm-in agreement

On May 8, 2012 the Company entered into a farm-in agreement with Rich Investments and Leare Developments, both of Vancouver, BC, in respect of the Weber City Prospect, consisting of 5,800 acres of oil and gas leases located in New Mexico, USA.

Under the terms of the agreement, the Company may earn up to an 80% working interest in the property by undertaking a seismic exploration survey of the project. Nueva Oil and Gas (the Company’s partner in the Gulf Jensen Prospect) will acquire up to a 10% working interest in the Weber City Prospect and will manage all exploration and development activities on the project.

On June 23, 2012, the Company decided not to extend the Weber City farm-in agreement.

Resignation of a Director

On August 9, 2012, Mr. Robin Lecky resigned as a director of the Company.

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2011.

	Years ended December 31,
	2009* $	2010 $	2011 $

Net loss	480,025	398,327	182,323
Basic and diluted loss per share	0.19	0.02	0.01

Total assets	14,284	205,148	60,805
Total liabilities	282,429	129,940	187,128

* Reported in accordance with Canadian GAAP

Results of Operations

For the three and six months ended June 30, 2012 the Company had net losses of $223,321 and $268,000 respectively, as compared with net losses of $103,228 and $104,004 for the three and six months ended June 30, 2011, respectively.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

Accounting, Audit and Legal expenses increased by $10,365 to $21,865 for the three months ended June 30, 2012 and by $21,959 to $47,400 as compared with $11,500 and $24,441for the three months and six months ended June 30, 2011, respectively, as a result of additional legal expenses related to the Company’s acquisition of interests in Oil and Gas properties. Accounting and audit fees for both the three and six month periods ended June 30, 0212 were unchanged as compared with the three months and six months ended June 30, 2011.

Consulting and Investor Relations Expense for the three months ended June 30, 2012, amounted to $6,500, a decrease of $32,568 as compared with $39,068 incurred for the three months ended June 30, 2011. Consulting and Investor Relations Expense for the six months ended June 30, 2012 decreased by $74,568 to $8,000 form 82,568 for the six months ended June 30, 2011.The decreases resulted from reduced use of business development consultants in the periods under review

During the three and six months ended June 30, 2012, the Company incurred $73,193 in Project Development Costs in connection with the Gulf Jensen farm-in agreement, as compared with $Nil during the three months ended June 30, 2011 and $14,046 for the six  months ended June 30, 2011, which was incurred in connection with a solar energy project in Italy.

The Company incurred Filing and Transfer Agents Fees amounting to $7,458 for the three and six months ended June 30, 2012 as compared with $9,197 incurred during the three months ended June 30, 2011 and $15,554 for the six months ended June 30, 2011, representing decreases of $1,739 and $8,096 for the three and six month periods, respectively. The decreases arose as a result of decreased corporate activity requiring regulatory disclosure.

Management fees increased by $87,171 from $25,329 for the three months ended June 30, 2011 to $112,500 for the three months ended June 30 2012 and by $84,071 from $43,429 for the six months ended June 30, 2011 to $127,500 for the six months ended June 30 2012 as a result of share based compensation paid to the directors in April 2012, together with management fees paid to a company controlled by a director in terms of a management agreement.

The Company incurred Office Expenses and Rent of $25 and $632 for the three and six months ended June 30, 2012, respectively, as compared with expenses of $9,524 and $17,534 incurred in the three and six months ended June 30, 2011, respectively. The decreases of $9,499 and $16,902 for the three and six month periods ended June 30, 2012, respectively, arose as the Company was able to reduce office costs by sharing space with another company, and as a result of cost-cutting by management..

The Company did not incur any travel expenses in the three month periods ended June 30, 2012 and 2011. Travel expenses for the six months ended June 30, 2012 were $649, as compared to $4,802 expended during six months ended June 30, 2011, a decrease of $4,153. These expenses were incurred in connection with the Company’s entry into the solar energy market.

The Company incurred a loss on foreign exchange of $949 and $8,428 for the three and six months ended June 30, 2012, respectively as compared with a foreign exchange losses of $1,621 and $7,486 for the three and six months ended June 30, 2011. The losses resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

During the six months ended June 30, 2012 the Company incurred a loss of $397 in connection with the repurchase of 1,100,000 of its common shares.

During the three months ended June 30, 2011, the Company incurred a gain of $97,336 in respect of shares surrendered and returned to Treasury in connection with the finalization of the acquisition of Jaydoc Capital Corp.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

Financial position

The Company had a working capital deficiency of $325,697as at June 30, 2012, as compared with a working capital deficiency of $127,720 as at December 31, 2011; a increase of $197,997.

The increase in working capital deficiency of $198,277 during the six months ended June 30, 2012 was due to an increases in HST Recoverable of $4,074, and increases in Accounts Payable, Promissory Notes Payable and Loans from Related Parties of $56,457, $117,263 and $2,500 respectively, offset by a decrease in Cash of $33,842.

Liquidity and Capital Resources

Changes in Accounts Payable and HST Receivable accounts during the three months ended June 30, 2012 provided $44,372 (three months ended June 30, 2011 – consumed $16,526). During the six months ended June 30, 2011 share subscriptions received provided $20,374.

During the six months ended June 30, 2012, the Company received proceeds from the exercise of Share Warrants in the amount of $44,137 and proceeds on the issuance of Promissory notes in the amount of $117,263. The Company utilized $21,725 to repurchase certain common shares from an investor. During the six months ended June 30, 2011, the Company received subscriptions for Common shares in the amount of $59,356.

The uses of cash during the six months ended June 30, 2012 were $170,369 to fund the Company's continuing operations and $50,020 to acquire the interest in the Gulf Jensen project. During the six months ended June 30, 2011, continuing operations consumed cash in the amount of $211,199, and the Company acquired fixed assets amounting to $1,345.

Provision

The Company is the respondent in a lawsuit filed in the Supreme Court of British Columbia. The Plaintiff seeks damages in the amount of $60,750, claiming breach of a licensing agreement relating to the Company’s use of certain photographs, the copyright to which is held by the plaintiff. The Company recorded a contingent liability for this amount as at December 31, 2009. The outcome of this legal claim is uncertain, and management is of the opinion that the claim has no merit.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended
	September 30, 2011 $	December 31, 2011 $	March 31, 2012 $	June 30, 2012 $

Revenues	-	-	-	-
Net loss	36,152	20,267	44,679	223,321
Basic and Diluted loss per share (post share consolidation)	0.00	0.00	0.00	0.01

	Three months ended
	September 30, 2010 $	December 31, 2010 $	March 31, 2011 $	June 30, 2011 $

Revenues	-	-	-	-
Net loss	30,982	244,099	19,746	106,158
Basic and Diluted loss per share (post share consolidation)	0.00	0.01	0.00	0.00

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

Transactions with Related Parties

As reported in the unaudited interim condensed financial statements for the three and six months ended June 30, 2012, the Company was involved in certain transactions with related parties: All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

Management Fees
The Company incurred management fees and share-based payments for services provided by key management personnel for the three and six periods ended June 30, 2012 and 2011 as described below.

	Three Months ended June 30,		Six Months ended June 30,
	2012 $	2011 $	2012 $	2011 $

Management Fees	15,000	44,397	30,000	62,497
Share-Based Payments	97,500	-	97,500	-

	112,500	44,397	127,500	62,497

Management agreement
Effective November 1, 2010, the Company entered into a management agreement with a company controlled by a Director (also an Officer) of the Company for general management and administration services at $5,000 per month for a term of 2 years.

Loan from related party
On June 8, 2012 a shareholder advanced the Company the sum of $2500. This loan is non-interest bearing, unsecured and has no specified terms of repayment

Significant Accounting Policies

The Company’s critical accounting estimates are as described in the Company’s unaudited interim condensed financial statements for the three months ended June 30, 2012

Significant Accounting Estimates

The Company’s critical accounting estimates are as described in Note 3 of the Company’s 2011 Consolidated Annual Financial Statements.

New Accounting Standards Not Yet Adopted

A number of new accounting standards, amendments to standards, and interpretations are issued but not yet effective up the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards when they become effective. These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet determined the impact of these standards on its consolidated financial statements.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

IFRS 9 – Financial Instruments
IFRS 9 as issued reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.

IFRS 10 – Consolidated Financial Statements
IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 10 sets out three elements of control: a) power over the investee; b) exposure, or rights, to variable returns from involvement with the investee; and c) the ability to use power over the investee to affect the amount of the investors’ return. IFRS 10 sets out the requirements on how to apply the control principle. IFRS 10 supersedes International Accounting Standards (“IAS”) 27 “Consolidated and Separate Financial Statements” and Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”.

IFRS 11 – Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 “Interests in Joint Ventures”, and SIC 13 “Jointly Controlled Entities –Non-Monetary Contributions by Venturers”.

IFRS 12 – Disclosure of Interest in Other Entities
IFRS 12 combines the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities into one comprehensive disclosure standard. The objective of IFRS 12 is for an entity to disclose information that helps users of its financial statements evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance, and cash flows. IFRS 12 also requires that an entity disclose the significant judgments and assumptions it has made.

IFRS 13 – Fair Value Measurement
IFRS 13 establishes a single source of guidance under IFRS for fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

The impact of IFRS transition on Internal Controls over Financial Reporting
The Company continues to design and implement internal controls to ensure the integrity and accuracy of information under IFRS. These controls and procedures address the change-over to IFRS as at January 1, 2010, (including Board approval of new accounting policies), and the re-alignment of the subsequent quarterly and annual financial reporting processes to meet the additional disclosure requirements of IFRS.

Off Balance Sheet Arrangements
The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

a)      Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

●	Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

●
Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

●
Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

●	Cash is classified as held-for-trading and accordingly carried at its fair value;

●	Subscription receivable is classified as loan and receivable, and accordingly carried at its amortized cost;

●	Accounts payable and accrued liabilities, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

Internal Control over Financial Reporting

As at the date of this report, Management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Outstanding Share Data

(a)	Common shares
Authorized
Unlimited number of common shares without par value.

Issued and outstanding as at June 30, 2012
38,157,242 common shares for a net consideration of $3,083,899

(b)	Stock Options
Outstanding stock options as at June 30, 2012
Nil

(c)	Share Purchase Warrants
Outstanding share purchase warrants as at June 30, 2012
8,630,000 warrants at a weighted average exercise price of US$0.05 per share.
The warrants expire on various dates between December 31, 2013 and October 28, 2015:

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan.  For the six months ended June 30, 2012, we recorded a net loss from operations of $268,000, as compared with a net loss of $114,004 for the six months ended June 30, 2012. The financial statements have been prepared using IFRS applicable to a going concern.  However, as disclosed in Note 1 to the interim condensed financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $3,634,620 as at June 30, 2012. Operations for the three months ended June 30, 2012 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least $1,500,000 to begin a series of alternative energy property acquisitions. A full implementation of our business plan for these property acquisitions will be delayed until the necessary capital is raised.

Our entry into the alternative energy property acquisition business may not be successful and there are risks attendant on these activities

The alternative energy property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and non-producing opportunities.  Even with capital and experience, industry risks are significant.  Environmental compliance is an increasingly complex and costly obstacle to many new projects, and often times, and even if permits are obtained, they may be sufficiently restrictive that a property cannot be exploited to its full potential.

We may not be able to locate acquisition opportunities, or finance those we can identify. We offer no assurance that our entry into this business activity will be successful.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced.  If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights.  Interest on the debt would increase costs and negatively impact operating results.  If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock.  It is likely the Company will sell securities in the future.  The terms of such future transactions presently are not determinable.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending June 30, 2012

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock.  Our stock trades on the “OTC.BB” but it is not actively traded.  If there is no active trading market, you may not be able to resell your shares at any price, if at all.  It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility.  Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally.   Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock.  Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading.  As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our  stock in the market. In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities).  For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale.  This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited.  The Company is incorporated under the laws of British Columbia.  Most of the assets now are located in Canada.  Our directors and officers and the audit firm are residents of Canada.  As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934.  In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Additional Information
Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov